CARROLL LEGAL LLC Denver, Colorado 80202	James H. Carroll, Esq. +1 303 888 4859 jcarroll@carroll.legal

June 20, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ascent Solar Technologies, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Ascent Solar Technologies, Inc. (the “Company”), we are confidentially submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential non-public review. The Registration Statement submitted herewith relates to the Company’s proposed offering of common stock and warrants.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least two business days prior to the requested effective time and date of the Registration Statement.

If you have any questions regarding this filing, please contact James Carroll at (303) 888-4859.

Sincerely,

CARROLL LEGAL llc

By: /s/ James H. Carroll

James H. Carroll

Managing Member